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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Brokerage & Securities Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave.
(No and Street)

Geneva (City) IL (State) 60134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
02 ~~REGISTRATIONS BRANCH~~

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Jason M. Carver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Brokerage & Securities Services, LLC, as of February 26, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
COLLEEN M BENJAMIN
Notary Public - State of Illinois
My Commission Expires Mar 30, 2015

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2014
Available for Public Inspection

SunGard Brokerage & Securities Services, LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of SunGard Brokerage & Securities Services, LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of SunGard Brokerage & Securities Services, LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

SunGard Brokerage & Securities Services, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 42,623,609
Cash and securities segregated under federal regulations	245,209
Deposits with brokers or dealers	2,793,808
Receivable from brokers and dealers	4,321,754
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $22,990,569	6,676,551
Receivable from affiliates	182,427
Accounts receivable, net of allowance of $750,428	16,856,340
Deferred tax asset, net	12,353,445
Prepaid expenses and other assets	1,564,080
Total assets	$ 87,617,223
Liabilities and Member's Equity	
Payable to brokers and dealers	$ 3,686,228
Payable to customers	2,194
Payable to Parent and affiliates	7,026,645
Accrued compensation and benefits	6,554,753
Accounts payable, accrued expenses and other liabilities	7,187,946
Total liabilities	24,457,766
Member's equity	63,159,457
Total liabilities and member's equity	$ 87,617,223

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

The Company's sole member, Online Securities Processing Inc. is an indirect, wholly owned subsidiary of SunGard Data Systems Inc. ("SunGard" or the "Parent"). The member receives the full allocation of net profits and losses. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker/dealers and institutional customers using a proprietary algorithmic execution system and electronic communication networks (ECNs). The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company has entered into clearing agreements with multiple broker/dealers to process and clear all of the Company's securities transactions on a fully disclosed basis.

Effective January 1, 2014, SunGard Institutional Brokerage Inc. ("SIBI"), an affiliated entity, merged into the Company, with the Company being the surviving entity. The merger was accounted for as a transaction between entities under common control, in accordance with ASC 805-50-30.

2. Summary of Significant Accounting Policies

a) Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b) Furniture, equipment, software and leasehold improvements depreciation

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

As of December 31st, 2014, remaining unamortized fixed assets consist primarily of computer equipment with original estimated useful lives of 3 – 5 years (see Note 12).

c) Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company computes its federal income tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to an informal tax-sharing agreement, the Company records expense allocations from SunGard for its share of state income tax expense attributable to its inclusion in the SunGard unitary state income tax returns. These amounts and the separately computed federal income tax provision described above are settled periodically with SunGard.

Effective January 1, 2014, prior to the merger of SIBI into SBSS, with SBSS surviving, SBSS LLC elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, beginning in 2014 the Company is included in the consolidated federal and certain unitary state income tax returns of SunGard as a corporation, even though its legal form is a limited liability company. Due to the change in tax status, the Company established a deferred tax asset of $12,609,466. The deferred tax asset had previously been recorded at the Parent company level.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2014, the Company had unrecognized tax benefits, net of federal benefits of approximately $650,000, which if recognized, would favorably affect the effective tax rate. In addition the Company has recorded accrued interest, net of federal benefits of $438,935. The Company recognizes interest and penalties in income tax expense.

Under the informal tax sharing agreement, liabilities for unrecognized tax benefits in jurisdiction where consolidated federal income tax or unitary state income tax returns are filed by SunGard are retained at the Parent company level.

Tax years after 2006 remain open for examination by the Internal Revenue Service, although years 2007-2010 are effectively settled. The Internal Revenue Service recently completed its examination of tax years 2009 and 2010. Tax years after 2010 remain open for audit by various state and local jurisdictions. The Company anticipates that it is reasonably possible that between $0 and $650,000 of unrecognized tax benefits may be resolved within the next 12 months.

d) Stock Compensation

Certain employees of the Company participate in SunGard's stock option and award plans. SunGard applies the authoritative guidance of ASC 718 Compensation-Stock Compensation, using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense and allocated to the Company through intercompany charges, over the requisite service period. See Note 7 for more information on stock-based compensation.

e) Fair Value Measurements

As of December 31, 2014, the Company had assets of $ 1,091,174 classified as Level 1, which represent an investment in a money market fund included in receivable from brokers and dealers on the statement of financial condition.

The Company had no Level 3 financial instruments during the year ended December 31, 2014 and there were no transfers between Level 2 and 3.

3. New Accounting Pronouncements

a) Presentation of Financial Statements – Going Concern

In August 2014, the FASB updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

b) Compensation – Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

4. Cash and cash equivalents

Cash consists of cash in bank accounts of $42,623,609 which approximates fair value.

5. Cash Segregated Under Federal Regulations

At December 31, 2014, the Company had cash of $245,209 segregated in special reserve bank accounts for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission which approximates fair value.

6. Receivable From and Payable to Brokers and Dealers

At the reporting date, the Company had receivables from and payables to broker and dealers consisting of the following:

Receivable	
Brokers and dealers	$ 4,321,754
	$ 4,321,754
Payable	
Brokers and dealers	$ 3,686,228
	$ 3,686,228

7. Employee Compensation and Benefits

Bonus
Employees participate in a performance based bonus plan which is fully accrued at December 31, 2014 and is paid out in the first quarter of the following year.

8. Income Taxes

At December 31, 2014, the Company has a long term Federal and state deferred tax asset of $12,353,445. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2014, the Company has an income tax payable to the Parent and state and local tax authorities of $ 4,126,599. This is included in due to affiliates and Parent on the statement of financial condition.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ('SEC') Uniform Net Capital Rule, Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintains minimum net capital, equal to the greater of $ 250,000 or 2% of aggregate debit balances, as defined. At December 31, 2014, the Company had net capital of $ 26,160,204, which exceeded its minimum requirement of $ 250,000 by $ 25,910,204.

The Company claims exemption from SEC's rule 15c3-3 under provision (k)(2)(ii)

10. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provision for rent escalation.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

11. Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

12. Related Party Transactions

At December 31, 2014, the amount payable to Parent and affiliates represent such amount payable by the Company for unsettled items and receivable from affiliates represent amounts due to the Company.

On January 1, 2014, the Company sold a group of fund company contracts to an affiliate broker/dealer, SunGard Global Execution Services Limited, an entity under common control. This was accounted for under provision ASC 805-50-05 and as such the transaction was recorded at cost with the difference between the cost of the contracts and the sales price recorded as a contribution in the accompanying Statement of Changes in Member's Equity.

The Company pays management fees to SunGard and administrative fees to an affiliate for administrative and other expenses. Management fees were allocated to the Company for the year ended December 31, 2014.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services and other expenses paid on its behalf. Medical insurance premiums and other benefits were allocated to the Company for the year ended December 31, 2014.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York, San Francisco, Connecticut, Boston, & Salt Lake City offices.

The Company pays various affiliates for services for securities transaction processing, data storage and communications.

State business minimum tax payments made by the Parent or affiliates that related to the Company's activities in a number of states are allocated to the Company.

All material payables and receivable balances at December 31, 2014 between the Company and Parent or affiliates are separately disclosed on the Statement of Financial Condition.

One of the Company's clearing broker/dealers is one of a group of private equity partners who has an ownership in SunGard.

13. Furniture, equipment, software and leasehold improvements

As of December 31, 2014 furniture, equipment, software and leasehold improvements included the following:

Software	$ 10,327,341
Equipment	17,239,840
Furniture and fixtures	1,017,554
Leasehold improvements	1,082,385
	29,667,120
Accumulated depreciation and amortization	(22,990,569)
	$ 6,676,551

14. Subsequent Events

On January 12, 2015 and again on February 20, 2015 the Company paid cash dividends of $4,000,000, totaling $8,000,000. The Company has evaluated subsequent through February 25, 2015, the date the financial statements were available for distribution and has determined there are no others requiring disclosure through the date of these financial statements